UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

November 14, 2023

Commission File Number: 001-37968

YATRA ONLINE, INC.

Gulf Adiba, Plot No. 272,

4th Floor, Udyog Vihar, Phase-II,

Sector-20, Gurugram-122008, Haryana

India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

As previously announced, Yatra Online Limited (“Yatra India”), a subsidiary of Yatra Online, Inc. (the “Company”), successfully completed its initial public offering of its equity shares in India and is currently listed on the National Stock Exchange of India Limited (NSE: YATRA) and on the BSE Limited (BSE: YATRA).

On November 14, 2023, Yatra India announced its financial and operating results for the three months and six months ended September 30, 2023 in India. A copy of the Earnings Press Release, Unaudited Standalone Financial Results filed with the Securities and Exchange Board of India (“SEBI”) and Unaudited Consolidated Financial Results filed with SEBI are attached hereto as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively.

This Report on Form 6-K is being furnished solely to reflect material updates to the Company’s business prior to the Company’s earnings release announcing its unaudited financial and operating results for the three months ended September 30, 2023.

Exhibit Index

Exhibit No.	Description

99.1	Earnings Press Release of Yatra Online Limited
99.2	Unaudited Standalone Financial results of Yatra Online Limited dated November 14, 2023
99.3	Unaudited Consolidated Financial results of Yatra Online Limited dated November 14, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: November 14, 2023	By:	/s/ Dhruv Shringi
Dhruv Shringi
Chief Executive Officer